Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

November 14, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transamerica Funds (the “Registrant”)
1933 Act File No.: 033-02659
1940 Act File No.: 811-04556

Ladies and Gentlemen:

On behalf of the Registrant, we are hereby filing a combined information statement and registration statement on Form N-14, with exhibits (the “Registration Statement”). The Registration Statement relates to a proposed Agreement and Plan of Reorganization whereby all of the assets of certain series of the Registrant (each a “Target Fund”) will be transferred in tax-free reorganizations to the corresponding series of the Registrant (each a “Destination Fund”), in exchange for shares of the Destination Fund. The table in the attached Appendix A indicates which Target Fund corresponds to which Destination Fund.

The Registration Statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended. It is proposed that this filing will become effective on December 14, 2011 pursuant to Rule 488.

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins

Senior Counsel

Appendix A

Target Fund & Shares	Destination Fund & Shares
Transamerica WMC Diversified Growth Class A Class B Class C Class I Class I2 Class T	Transamerica WMC Diversified Equity Class A Class B Class C Class I Class I2 Class T
Transamerica Morgan Stanley Mid-Cap Growth Class I2	Transamerica Morgan Stanley Growth Opportunities Class I2